Amendment No. 1 to
                                                       SEC File No. 70-8983





                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                       FORM U-1

                                     DECLARATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054
                      _________________________________________
                      (Name of company filing this statement and
                        address of principal executive office)




          M.J. Connolly, Esq., Assistant    Douglas E. Davidson, Esq.
            General Counsel                 Berlack, Israels & Liberman LLP
          M.A. Nalewako, Secretary          120 West 45th Street
          GPU Service, Inc.                 New York, New York  10036
          100 Interpace Parkway
          Parsippany, New Jersey  07054




                     (Names and addresses of agents for service)






               GPU, hereby amends its Declaration on Form U-1, docketed in SEC File No. 70-8983, as follows:

               1. By amending paragraph G of Item 1 thereof to read in entirety as follows:

               G. GPU intends to request that its stockholders approve the New Plan at the 1997 Annual Meeting of Stockholders, as required by Rule 312.03 of The New York Stock Exchange Listed Company Manual and, accordingly, also requests authorization to solicit proxies from its stockholders at the 1997 Annual Meeting. The related proxy materials are expected to be mailed to GPU s stockholders prior to March 26, 1997. GPU thus requests that the Commission issue a separate order at the earliest practicable date authorizing such proxy solicitation. Subject to stockholder approval and receipt of the authorization requested herein, the New Plan would be effective as of July 1, 1997. Upon such effectiveness, service would no longer be accrued under the Retirement Plan; benefits under the Retirement Plan will be paid in accordance with the terms of that plan for services prior to July 1, 1997.

               2. By completing Item 2 hereof to read in its entirety as follows:

                    ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
                    The estimated fees, commissions and expenses expected
               to be incurred in connection with the proposed transactions are as follows:

                    Legal Fees:
                         Berlack, Israels & Liberman LLP     $ 5,000
                         Ballard Spahr Andrews & Ingersoll       500

                    Proxy Solicitation Fees                    8,000

                    Miscellaneous                              5,500

                         Total                               $19,000













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               3.   By filing the following exhibits in Item 6 thereof:

                    A    -    Form of New Plan -- Included as Annex A to
                              Draft Proxy Statement filed as Exhibit B hereto.

                    B    -    Draft Proxy Statement for 1997 Annual Meeting
                              of Stockholders.

                    F-1  -    Opinion of Berlack, Israels & Liberman LLP.

                    F-2  -    Opinion of Ballard Spahr Andrews & Ingersoll.

                    G    -    Financial Data Schedule.






































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                                      SIGNATURE


               PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING

          COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS

          STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO

          DULY AUTHORIZED.



                                   GPU, INC.



                                   By: /s/ T. G. Howson
                                      Name:  T. G. Howson
                                      Vice President and Treasurer



          Date: February  25, 1997